U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                  1st Amendment

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                           HORNBY INTERNATIONAL, INC.
                 (Name of Small Business Issuer in Its Charter)


              DELAWARE                                    95-4708001
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


                         201 San Vicente Blvd., Suite 7
                             Santa Monica, CA 90402
                (Physical Address of Principal Executive Offices)


                         201 San Vicente Blvd., Suite 7
                             Santa Monica, CA 90402
                (Mailing Address of Principal Executive Offices)


                                 (310) 393-3153
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

      Title of Each Class                       Name of Each Exchange on Which
      to be so Registered                       Each Class is to be Registered

--------------------------------              ----------------------------------

--------------------------------              ----------------------------------


           Securities to be registered under Section 12(g) of the Act:

                         Common Stock - .0001 Par Value
                                (Title of Class)

                                     PART 1
                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

BUSINESS DEVELOPMENT

FORM AND YEAR OF ORGANIZATION

Hornby International, Inc. was incorporated in Delaware on August 26, 1998. Our business is an online proofreading and editing service specializing in proofreading, copyediting and structural editing of manuscripts, novels, screenplays, theses, term papers, marketing documents and promotional literature.

We received our initial funding through the sale of 1,000,000 shares of common stock to a director on August 26, 1998 at $0.001 for $1,000.00, and from the period of approximately January 1, 1999 until February 22, 1999, we offered and sold 121,000 common stock shares at $0.10 per share to 37 non-affiliated private investors for $12,100.00.

BANKRUPTCY OR SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or similar proceedings.

REORGANIZATIONS, PURCHASE OR SALE OF ASSETS

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF THE ISSUER

PRINCIPAL PRODUCTS OR SERVICES AND MARKETS

We are currently a development stage company.

We intend to create an online proofreading and editing service that specializes in improving text of all forms: term papers, theses, manuscripts, novels, promotional literature, screenplays, marketing documents, etc. This service will specialize in proofreading, copyediting, structural editing and rewriting.
Professional writing services (copywriting) will also be available. A client's work can be evaluated and estimated via e-mail or fax and returned to them through the same vehicle. Management believes there is a tremendous demand for this service, whether a client is writing an important letter, academic paper or business proposal, professional editing makes their words and message sound better, work better and achieve the desired results.

We will assess the objective of the client's document and help them to achieve it by providing a variety of services, specifically tailored to the needs of the individual client. The types of services are as follows:

     Proofreading. This is the most basic service and involves the correction of errors in spelling, grammar, punctuation or usage and polishing the copy to ensure consistency of style and elimination of errors that undermine credibility and draw attention away from the client's ideas.

     Copyediting. This service involves refining details, changing poorly phrased sections of text and trimming away excess so that ideas flow more smoothly and effectively to ensure that the client's ideas are conveyed concisely.

     Structural Editing. This service involves reworking logic, verbiage and the organization of a document to ensure that it is presented appropriately for the intended audience to maximize impact.

     Rewriting. If a client requests a text edit and we judge the material to be too problematic we may present them with the option of having the text rewritten. Utilizing the original text as the source of ideas and information we will rewrite the document, developing content that is logical and accurate, transforming it into a well-structured and easy-to-read presentation of the original idea.

     Copywriting. This is a professional writing service, rather than a "repair" service. In addition to the client's general idea, existing notes and background information, we will also do our own research to prepare a complete well-written document.

DISTRIBUTION METHODS OF PRODUCTS OR SERVICES

The client will send potential work to Hornby utilizing our web site, www.hornbyexpress.com, e-mail or fax. We will assess the work and choose the service, which we feel best, meets the needs of the client. Upon client approval of the services and associated fees, we will make the necessary corrections and send the work back to the client via fax or e-mail. For clients in the Los Angeles or New York Metro areas, a messenger service can be used for large jobs or upon request. We will also offer maintenance contracts to handle rapid changes to documents that are modified frequently.

STATUS OF ANY PUBLICLY ANNOUNCED  NEW PRODUCTS OR SERVICES

Hornby International has no new product or service planned or announced to the public.

COMPETITION AND COMPETITIVE POSITION

While there are many companies in the editing field, there are relatively few competitive services located on the Internet. Management believes it is through the Internet that this service will be most successful as it allows easy and cost-effective access between Hornby and the client. We are not aware of any significant barriers to our entry into the online editing/proofreading market, however, at this time, we have no sales or share of this market.

SUPPLIERS AND SOURCES OF RAW MATERIALS

We will utilize our management's background to offer our proofreading/editing service on the Internet without the use of major suppliers of raw materials.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

Hornby International will not depend on any one or a few major customers. We intend to utilize our management's experience to make our services easily accessible via web search engines as well as direct advertising to target audiences including:

     Advertising Agencies
     Undergraduate and Graduate Students
     Faculty & Instructors
     Authors
     Law Firms
     Business Professionals

The company will advertise in periodicals which cater to writers of all sorts such as Poets & Writers and Filmmaker's Magazine. Students and faculty will be targeted through university newspapers such as UCLA Bruin and NYU Gazette.

PATENTS, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, OR LABOR CONTRACTS

We have no current plans to apply for registrations such as patents, trademarks, additional copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any copyright, trademark or patent applications on an ongoing basis.

NEED FOR GOVERNMENT APPROVAL FOR ITS PRODUCTS OR SERVICES

Hornby International is not required to apply for or have any government approval for its products or services.

EFFECT OF GOVERNMENTAL REGULATIONS ON THE COMPANY'S BUSINESS

Hornby International is not aware of any federal laws and regulations that would have an adverse effect directly or indirectly on its operations.

RESEARCH AND DEVELOPMENT COSTS DURING THE LAST TWO YEARS

Hornby International has not expended funds for research and development costs since inception.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

Hornby International is not aware of any environmental regulations that could directly effect its operations, but no assurance can be given that environmental regulations will not, in the future, have a material adverse impact on our business.

NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME EMPLOYEES

Hornby's two employees, its two directors, one of which is sole officer, will devote as much time as the board of directors determines is necessary to manage the affairs of the company. The officer intends to work on a full time basis when we raise capital per our business plan. Our business plan calls for hiring two new full-time employees during the next twelve months.

RISKS

Investors in Hornby International should carefully consider the following risk factors associated with our plans and product:

WE ARE A DEVELOPMENT STAGE COMPANY WITH NO OPERATING HISTORY. THIS WILL MAKE IT DIFFICULT FOR OUR SHAREHOLDERS TO EVALUATE OUR FUTURE PLANS AND PROSPECTS.

     Investors should carefully evaluate any investment in our company due to the inherent risks, expenses, delays, and difficulties that will likely be a part of our development. As we are implementing a business plan with no near-term revenues, we expect to incur net losses in the foreseeable future.

OUR FINANCIAL STATUS CREATES A DOUBT WHETHER WE WILL CONTINUE AS A GOING CONCERN. OUR INDEPENDENT AUDITORS HAVE ISSUED AN AUDIT OPINION FOR HORNBY INTERNATIONAL, WHICH INCLUDES A STATEMENT DESCRIBING OUR GOING CONCERN STATUS. IF OUR BUSINESS PLAN FOR THE FUTURE IS NOT SUCCESSFUL, INVESTORS WILL LIKELY LOSE ALL OF THEIR INVESTMENT IN OUR STOCK.

     As noted in our accompanying financial statements, our current financial condition of nominal assets and no current operating business activities necessary for revenues and operating capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with no material operations, revenues, or profits.

HORNBY INTERNATIONAL HAS NO SALES, PROVEN MARKET, OR CONSUMER DEMAND. WITHOUT SIGNIFICANT USER DEMAND FOR OUR SERVICES, THE COMPANY COULD HAVE CONTINUED NEGATIVE CASH FLOW AND BE UNABLE TO REMAIN IN BUSINESS.

     The lack of a proven market for our services means that the true market for this service may be minor or nonexistent. This could result in little or no sales.

OUR BUSINESS STRATEGY REQUIRES US TO RAISE CASH OF $150,000. WITHOUT THIS FUNDING, WE COULD REMAIN AS A DEVELOPMENT STAGE COMPANY WITH NO MATERIAL OPERATIONS, REVENUES, OR PROFITS.

     We require new funding of $150,000 in order to implement our business plan. We have not determined a source of this funding. We currently have no funding commitments from any individuals or entities. If we use equity capital as a source of funding, potential new shareholders may be unwilling to accept either the likely dilution of their per share value or the high level of risk involved with our unproven new product. Without this funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our shareholders may lose part or all of their investment.

OUR COMPETITORS HAVE BEEN IN BUSINESS LONGER THEN WE HAVE AND HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO. SHOULD WE BE UNABLE TO ACHIEVE ENOUGH CUSTOMER MARKET SHARE IN OUR INDUSTRY, WE MAY EXPERIENCE LOWER LEVELS OF REVENUE THAN OUR BUSINESS PLAN ANTICIPATES.

     In our development stage, we will have size and market share disadvantages as we attempt to implement our marketing plan. We plan to market it by Internet and direct advertising, utilizing the services of a marketing manager. However, we may be unsuccessful in achieving our sales goals and market share and, therefore, be unable to ever become a competitive force in our industry.

THERE IS NO CURRENT PUBLIC MARKET FOR OUR SECURITIES. WE HAVE NO CURRENT PUBLIC OFFERING AND NO PROPOSED PUBLIC OFFERING OF OUR EQUITY. AS OUR STOCK IS NOT PUBLICLY TRADED, INVESTORS SHOULD BE AWARE THEY PROBABLY WILL BE UNABLE TO SELL THEIR SHARES AND THEIR INVESTMENT IN OUR SECURITIES IS NOT LIQUID.

     We are not registered on any public stock exchange, however, we plan to file for trading on the OTC Electronic Bulletin Board. We do not know when we will be able to file for trading, and there is no guarantee of trading volume or trading price levels sufficient for investors to sell their stock, recover their investment in our stock, or profit from the sale of their stock.

OUR SOLE OFFICER BENEFICIALLY OWNS 89% OF THE OUTSTANDING SHARES OF OUR COMMON STOCK. IF SHE CHOOSES TO SELL HER SHARES IN THE FUTURE, IT MIGHT HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR STOCK.

     Due to the controlling amount of our officer and director's share ownership in our company, if she decides to sell her shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If our officer and director decides to sell any of her common stock, she will be subject to Rule 144 under the 1933 Securities Act. Rule 144 restricts the ability of directors and officers (affiliates) to sell their shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

OUR CURRENT OFFICER, MAUREEN BROGAN, AND OUR CURRENT DIRECTORS, MAUREEN BROGAN AND ELAINE SULIMA, ARE THE SOLE OFFICER AND DIRECTORS OF THE COMPANY AND AT THE SAME TIME ARE INVOLVED IN OTHER BUSINESS ACTIVITIES. HORNBY'S NEEDS FOR THEIR TIME AND SERVICES COULD CONFLICT WITH THEIR OTHER BUSINESS ACTIVITIES. THIS POSSIBLE CONFLICT OF INTEREST COULD RESULT IN THEIR INABILITY TO PROPERLY MANAGE HORNBY'S AFFAIRS, RESULTING IN OUR REMAINING A SMALL COMPANY WITH NO MATERIAL OPERATIONS, REVENUES, OR PROFITS.

     We have not formulated a plan to resolve any possible conflicts that may arise between our needs for Ms. Brogan and Ms. Sulima's services and their other business responsibilities.

IF WE BECOME LISTED FOR TRADING ON THE OTC ELECTRONIC BULLETIN BOARD THE TRADING IN OUR SHARES MAY BE REGULATED BY SECURITIES AND EXCHANGE COMMISSION RULE 15G-9 WHICH ESTABLISHED THE DEFINITION OF A "PENNY STOCK."

     The Securities and Exchange Commission Rule 15g-9 established the definition of a "penny stock", for the purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. The effective result of this Rule 15g-9, is that if the share price is below $5.00 there will be fewer purchasers qualified by their brokers to purchase shares of the company, and therefore a less liquid market for the securities.

REPORTS TO SECURITIES HOLDERS

We provide an annual report that includes our financial information to our shareholders upon written request. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. Hornby International will become subject to disclosure filing requirements upon effectiveness of this Form 10-SB, including Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will file Form 8-K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event our obligation to file such reports is suspended under the Exchange Act.

The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street NW, Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

                                     ITEM 2
                                PLAN OF OPERATION

Hornby International current cash balance is $21. With no remaining company cash, we currently rely upon our officer and directors, who have verbally agreed to provide minimal funding we need until such time as we can secure additional capital. In order to achieve our business plan goals, we have decided to raise capital through the sale of equity securities. We are a development stage company and have generated no revenue to date. We have sold $13,120 in equity securities to pay for our prior minimum level of operations.

We have received a going concern opinion on our financial statements that raises substantial doubt as to our ability to continue as a going concern. As noted in our accompanying financial statements, our current financial condition of nominal assets and no current operating business activities necessary for revenues and operating capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with no material operations, revenues, or profits.

As of the date of this filing, we have taken the following steps: developed our business plan, set up our web site, and began to make our company's business and financial information available to the public through filings with the Securities and Exchange Commission subject to disclosure rule of Regulation S-B. We then intend to obtain a listing for public trading of our stock on the Over the Counter Electronic Bulletin Board. We believe we will be able to complete that process by September 2003. Our business plan includes a need for cash of $150,000 by August 2003. At this time, while we have decided to seek funding through the sale of additional equity securities, we have not determined a source of this cash. Beginning in August 2003, in order to offer our services, management estimates we will need to hire one writer/proofreader at a cost of $3,000 per month, purchase additional computer and furniture fixed assets in August for $25,000, budget $2,000 per month for operating expenses, further develop our website at a cost of $20,000, and hire one office assistant in October at a cost of $2,000 per month.

We will only be able to implement our business plan if we receive funding. We plan to raise $150,000 in funding and intend to use funding we receive to provide cash for our business plan during the next twelve months as cash flow from sales is not estimated to begin until December 2003. We will face considerable risk in each of our business plan steps, such as difficulty of hiring competent personnel within our budget, a shortfall of funding due to our inability to raise capital. If no funding is received during the next twelve months, we will be forced to rely on existing cash in the bank and funds loaned by our officer and the directors. Hornby International's officers and directors have given us verbal commitments for minimal funding, but have made no formal commitments, arrangements or legal obligation to advance or loan funds to Hornby International. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, Hornby International may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

We plan to purchase approximately $25,000 in furniture, computers, and software during the next twelve months. Our business plan provides for us to hire two new employees during the next twelve months.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

Hornby International's principal executive office address is 201 San Vicente Blvd., Suite 7, Santa Monica, CA 90402. Maureen Brogan provides the officer of the corporation the principal executive office and telephone number. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the officer almost exclusively used the telephone and mailing address for other business purposes. We intend to use our current address for our business activities throughout our development stage during the next twelve months.

                                     ITEM 4
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information on the ownership of Hornby International's voting securities by officers, directors and major shareholders as well as those who own beneficially more than five percent of Hornby's common stock through the most current date - June 4, 2003:

Title of          Name &                        Amount &              Percent
Class             Address                   Nature of owner            Owned
-----             -------                   ---------------            -----
Common   Maureen Brogan                      1,000,000 (a)              89%
         201 San Vicente Blvd., Suite 7
         Santa Monica, CA 90402

Total Shares Owned by Officers
& Directors as a Group                       1,000,000                  89%

----------
(a) Ms. Brogan purchased 1,000,000 shares of the company's common stock on August 26, 1998 for $1,000.

                                     ITEM 5
          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors and officers of Hornby International, all of those whose one year terms will expire 6/30/03, or at such a time as their successors shall be elected and qualified are as follows:

                                                 Date First
Name & Address             Age      Position      Elected         Term Expires
--------------             ---      --------      -------         ------------
Maureen Brogan             41       President,     8/26/98           6/30/03
201 San Vicente Blvd.               Secretary,
Suite 7                             Treasurer,
Santa Monica, CA 90405              Director

Elaine Sulima              40       Director       8/26/98           6/30/03
5824 Lodge Crescent SW
Calgary, Alberta T3E 5Y7
Canada

The foregoing person may be deemed a "promoter" of Hornby International, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

The director and officer currently devotes an immaterial amount of time to manage the business affairs of our company. As of the date of this filing, the amount of time the director and officer intends to devote to our company is unknown.

No current or former executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Resumes

Maureen Brogan, President, Treasurer, Secretary, and Director

Amgen, Inc.
Thousand Oaks, CA

2001 - Current

     Copy Manager/Senior Copywriter for Marketing Communications. Responsible for creating copy for print, video and audio including journal ads, brochures, corporate overview binders, visual aids, newsletters, trade show panels, videos and CDs.

TBWA/Chiat/Day, Advertising Agency
Los Angeles, CA

1996 - 2000

     Supervisor, Proofreading Department. Responsible for proofreading and Copy Editing of all copy from manuscript to velox stage. Broadcast and web site accounts/banners for clients including Nissan, Infiniti, Apple, Taco Bell and Sony PlayStation.

Rubin Postaer & Associates
Santa Monica, CA

1996

     Copy Editor providing proofreading and copy editing services to advertising agencies including Rubin Postaer & Associates, Ogilvy & Mather and Designory.

Team One Advertising
El Segundo, CA

1995

     Copy Editor providing proofreading and copy editing services.

Education

     New York University, BFA
     NYU & UCLA - Post-Graduate Writing Courses

Elaine Sulima, Director

Sutton Group Westhills Realty
Calgary, Alberta, Canada

1994 - Current

     Full-time real estate salesperson.

REMAX Realty
Calgary, Alberta, Canada

1985 - 1994

     Full-time real estate salesperson.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

Hornby International's current officer receives no compensation. The current Board of Directors is comprised of Ms. Brogan and Ms. Sulima.

                           Summary Compensation Table

                                              Other
Name &                                       annual      Restricted                        All other
principal                                    compen-       stock      Options    LTIP       compen-
position      Year   Salary($)   Bonus($)    sation($)    awards($)     SARs   Payouts($)   sation($)
--------      ----   ---------   --------    ---------    ---------     ----   ----------   ---------
M. Brogan     2001      -0-        -0-         -0-          -0-          -0-      -0-          -0-
President     2002      -0-        -0-         -0-          -0-          -0-      -0-          -0-

E. Sulima     2001      -0-        -0-         -0-          -0-          -0-      -0-          -0-
President     2002      -0-        -0-         -0-          -0-          -0-      -0-          -0-

There are no current employment agreements between the company and its executive officer.

The officer and directors currently devote an immaterial amount of time to manage the affairs of the company. The directors and principal officer have agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide proper salaries to all officers and compensation for directors' participation. The officer and the board of directors have determined that a minimum cash balance of not less than $10,000 will be necessary before officers may receive compensation. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of Hornby International in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ms. Maureen Brogan, the president of the corporation, provides the principal executive office and telephone number. The costs associated with the use of the telephone and mailing address were deemed to be immaterial as the telephone and mailing address were almost exclusively used by her for other business purposes.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

Hornby's Certificate of Incorporation authorizes the issuance of 80,000,000 shares of common stock, .0001 par value per share and 20,000,000 shares of preferred stock , .0001 par value per share. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution, or winding up of Hornby International, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

Hornby International plans to file for trading on the OTC Electronic Bulletin Board. The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing. As of June 4, 2003, Hornby International had 38 shareholders of record. We have paid no cash dividends and have no outstanding options.

As of the date of this filing, there have been no discussions or understandings between Hornby International or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

                                     ITEM 2
                                LEGAL PROCEEDINGS

Hornby International, Inc. is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On August 26, 1998, the board of directors authorized the issuance of 1,000,000 shares of common stock to Ms. Maureen Brogan for $1,000, a price of $0.001 per share. In issuing the shares, the company relied upon Section 4(2) of Securities Act of 1933, as amended. This did not constitute a public offering.

During January and February 1999, the company offered and sold 121,000 shares at $0.10 per share to 37 non-affiliated private investors. The company relied upon Regulation S, category 3 of Rule 903 of the Securities Act of 1933, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, were non U.S. persons, and had adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision, that the securities would be resold in accordance with Regulation S or pursuant to an available exemption. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Regulation S restrictive legend. In addition, the Company has adopted in conjunction with the sale of these securities a board resolution to refuse to register or transfer any of the securities made in accordance with the provisions of Regulation S.

Under the Securities Act of 1933, all sales of an issuers' securities or sales by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware corporate law allows for the indemnification of company Officers and Directors in regard to their carrying out the duties of their offices. The Board of Directors will make a determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of Hornby International, Inc. for the years ended June 30, 2002 and 2001, and the six months ended December 31, 2002, and the reviewed financial statements for the nine months ended March 31, 2003, and related notes which are included in this registration statement have been examined by Armando C. Ibarra, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS


Exhibit 2.1       Articles of Incorporation                  Included Previously
Exhibit 2.2       Bylaws                                     Included Previously
Exhibit 23.1      Consent of independent auditor             Included
Exhibit 23.2      Consent of independent auditor             Included
Exhibit 99.1      Certification of Chief Executive Officer   Included
Exhibit 99.2      Certification of Chief Financial Officer   Included

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Hornby International, Inc.


Date  06/04/03                             /s/ Maureen Brogan
    ------------                           -------------------------------------
                                        By Maureen Brogan, President, Secretary,
                                           Treasurer & Director

                        ANNUAL CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Maureen Brogan, certify that:

1. I have reviewed this registration statement on Form 10-SB/A of Hornby International, Inc.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement;

3. Based on my knowledge, the financial statements, and other financial information included in this registration statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this registration statement;

4. As the registrant's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this registration statement is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date"); and

     c. presented in this registration statement the conclusions about the effectiveness of the disclosure controls and procedures based on the evaluation as of the Evaluation Date;

5. As the registrant's certifying officer, I have disclosed, based on the most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. As the registrant's certifying officer, I have indicated in this registration statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 4th day of June 2003.

/s/ Maureen Brogan
--------------------------
Chief Executive Officer

                        ANNUAL CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Maureen Brogan, certify that:

1. I have reviewed this registration statement on Form 10-SB/A of Hornby International, Inc.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement;

3. Based on my knowledge, the financial statements, and other financial information included in this registration statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this registration statement;

4. As the registrant's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this registration statement is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date"); and

     c. presented in this registration statement the conclusions about the effectiveness of the disclosure controls and procedures based on the evaluation as of the Evaluation Date;

5. As the registrant's certifying officer, I have disclosed, based on the most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. As the registrant's certifying officer, I have indicated in this registration statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 4th day of June 2003.


/s/ Maureen Brogan
--------------------------
Chief Financial Officer

                                ARMANDO C. IBARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ( A Professional Corporation)

Armando C. Ibarra, C.P.A.                   Members of the California Society of
Armando Ibarra, Jr., C.P.A.                 Certified Public Accountants


To the Board of Directors
Wigwam Development, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Wigwam Development, Inc. (A Development Stage Company) as of June 30, 2002 and 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Armando C. Ibarra, C.P.A.
----------------------------------
ARMANDO C. IBARRA, C.P.A. - APC

San Diego, California
July 31, 2002

                      350 E. Street, Chula Vista, CA 91910
                     Tel: (619) 422-1348 Fax: (619) 422-1465

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                                 Balance Sheets
--------------------------------------------------------------------------------

                                                                  Year Ended       Year Ended
                                                                   June 30,         June 30,
                                                                     2002             2001
                                                                   --------         --------
                                     ASSETS

Current Assets
  Cash                                                             $    (10)        $    134
                                                                   --------         --------

Total Current Assets                                                    (10)             134
                                                                   --------         --------

      TOTAL ASSETS                                                 $    (10)        $    134
                                                                   ========         ========

                       LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                                 $     50         $     --
  Loans payable                                                       3,881            1,981
                                                                   --------         --------

Total Current Liabilities                                             3,931            1,981

      TOTAL LIABILITIES                                               3,931            1,981

Stockholders' Equity
  Preferred stock, ($.0001 par value, 20,0000
   shares authorized; none issued and outstanding.)                      --               --
  Common stock ($.0001 par value, 80,000,000
   shares authorized; 1,121,000 shares issued and
   outstanding as of June 30, 2002 and 2001, respectively.)             112              112
  Paid-in capital                                                    12,988           12,988
  Deficit accumulated during development stage                      (17,041)         (14,947)
                                                                   --------         --------

Total Stockholders' Equity                                           (3,941)          (1,847)
                                                                   --------         --------
      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                     $    (10)        $    134
                                                                   ========         ========

                       See Notes to Financial Statements

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Operations
--------------------------------------------------------------------------------

                                                                            August 26, 1998
                                                                              (inception)
                                            Year Ended      Year Ended          through
                                             June 30,        June 30,          June 30,
                                               2002            2001              2002
                                           -----------      -----------       -----------
Revenues
  Revenues                                 $        --      $        --       $        --
                                           -----------      -----------       -----------

Total Revenues                                      --               --                --

General & Administrative Expenses                2,094            2,176            17,041
                                           -----------      -----------       -----------

Total General & Administrative Expenses          2,094            2,176            17,041
                                           -----------      -----------       -----------

Net Loss                                   $    (2,094)     $    (2,176)      $   (17,041)
                                           ===========      ===========       ===========

Basic loss per share                       $     (0.00)     $     (0.00)
                                           ===========      ===========
Weighted average number of
 common shares outstanding                   1,121,000        1,121,000
                                           ===========      ===========

                       See Notes to Financial Statements

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
             From August 26, 1998 (inception) through June 30, 2002
--------------------------------------------------------------------------------

                                                                                 Deficit
                                                                               Accumulated
                                                       Common     Additional     During
                                          Common        Stock      Paid-in     Development
                                          Stock         Amount     Capital        Stage       Total
                                          -----         ------     -------        -----       -----
Stock issued for cash on August 26,
1998 @ $0.001 per share                  1,000,000     $   100     $   900      $     --     $  1,000

Stock issued from sale of private
placement (note 1) on February 17,
1999 @ $0.10 per share                     121,000          12      12,088            --       12,100

Net loss, August 26, 1998 (inception)
through June 30, 1999                                                             (5,628)      (5,628)
                                        ----------     -------     -------      --------     --------
Balance,  June 30, 1999                  1,121,000         112      12,988        (5,628)       7,472
                                        ==========     =======     =======      ========     ========

Net loss,  June 30, 2000                                                          (7,143)      (7,143)
                                        ----------     -------     -------      --------     --------
Balance,  June 30, 2000                  1,121,000         112      12,988       (12,771)         329
                                        ==========     =======     =======      ========     ========

Net loss,  June 30, 2001                                                          (2,176)      (2,176)
                                        ----------     -------     -------      --------     --------
Balance,  June 30, 2001                  1,121,000         112      12,988       (14,947)      (1,847)
                                        ==========     =======     =======      ========     ========

Net loss,  June 30, 2002                                                          (2,094)      (2,094)
                                        ----------     -------     -------      --------     --------
Balance,  June 30, 2002                  1,121,000     $   112     $12,988      $(17,041)    $ (3,941)
                                        ==========     =======     =======      ========     ========

                       See Notes to Financial Statements

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                            August 26, 1998
                                                                                              (inception)
                                                             Year Ended      Year Ended         through
                                                              June 30,        June 30,         June 30,
                                                                2002            2001             2002
                                                            -----------      -----------      -----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                          $ (2,094)        $ (2,176)        $(17,041)
  Amortization                                                     --               --              351
  (Increase) decrease in organization costs                        --               --             (351)
  Increase (decrease) in accounts payable                          50               --               50
  Increase (decrease) in loans payable                          1,900            1,981            3,881
                                                             --------         --------         --------

     Net cash provided (used) by operating activities            (144)            (195)         (13,110)

CASH FLOWS FROM INVESTING ACTIVITIES
     Net cash provided (used) by investing activities              --               --               --

CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock                                                     --               --              112
  Additional paid-in capital                                       --               --           12,988
                                                             --------         --------         --------

     Net cash provided (used) by financing activities              --               --           13,100
                                                             --------         --------         --------

Net increase (decrease) in cash                                  (144)            (195)             (10)

Cash at beginning of year                                         134              329               --
                                                             --------         --------         --------

Cash at end of year                                          $    (10)        $    134         $    (10)
                                                             ========         ========         ========

                       See Notes to Financial Statements

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                               As of June 30, 2002

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated on July 20, 1998, under the laws of the State of Delaware, as Hornby International, Inc. The Company is engaged in the business of online proofreading and editing services, including copyediting, rewriting, format correction and copyrighting. The Company has no operations and in accordance with SFAS # 7, the Company is considered a development stage company.

On August 26, 1998, the Company issued 1,000,000 shares of its $0.0001 par value common stock for cash of $1,000.

On February 17, 1999 the Company completed a public offerings that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the securities Act and Regulation D promulgated thereunder. The Company sold 121,000 shares of common stock at a price of $0.10 per share for a total amount raised of $12,100.

As of June 30, 2002 the Company had 1,121,000 shares of common stock outstanding.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred. The Company has adopted a June 30, year-end.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                               As of June 30, 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

d. Income Taxes

Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

e. Basic Earnings per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective July 20, 1998 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

NOTE 3. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 4. GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through sale of its securities through private placements.

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                               As of June 30, 2002

NOTE 5. INCOME TAXES


                                      As of June 30, 2002    As of June 30, 2001
                                      -------------------    -------------------
     Deferred tax assets:
     Net operating tax carryforwards        $ 2,556                $ 2,242
     Other                                        0                      0
                                            -------                -------
     Gross deferred tax assets                2,556                  2,242
     Valuation allowance                     (2,556)                (2,242)
                                            -------                -------

     Net deferred tax assets                $     0                $     0
                                            =======                =======

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 6. SCHEDULE OF NET OPERATING LOSSES

     1999 Net Operating Loss                $ (5,628)
     2000 Net Operating Loss                  (7,143)
     2001 Net Operating Loss                  (2,176)
     2002 Net Operating Loss                  (2,094)
                                            --------
     Net Operating Loss                     $(17,041)
                                            ========

As of June 30, 2002, the Company has a net operating loss carryforward of approximately $ 17,041, which will expire 20 years from the date the loss was incurred.

NOTE 7. RELATED PARTY TRANSACTION

The Company's neither owns nor leases any real or personal property. A director without charge provides office services. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                                Armando C. Ibarra
                          Certified Public Accountants
                          (A Professional Corporation)


Armando C. Ibarra, C.P.A.                   Members of the California Society of
Armando Ibarra, Jr., C.P.A.                 Certified Public Accountants


To the Board of Directors of
Hornby International, Inc.
(A Development Stage Company)


                         INDEPENDENT ACCOUNTANTS' REPORT

We have reviewed the accompanying balance sheets of Hornby International, Inc. (A Development Stage Company) as of March 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the nine and three months ended March 31, 2003 and 2002, in accordance with Statements on Standards for Accounting Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Hornby International, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Armando C. Ibarra, CPA-APC
----------------------------
Armando C. Ibarra, CPA-APC

May 14, 2003
Chula Vista, California


                      371 E. Street Chula Vista, Ca. 91910
                     tel: (619) 422-1348 fax: (619) 422-1465

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                                 Balance Sheets
--------------------------------------------------------------------------------

                                                                       As of          Year Ended
                                                                      March 31,        June 30,
                                                                        2003             2002
                                                                      --------         --------
                                     ASSETS

CURRENT ASSETS
  Cash                                                                $     21         $    (10)
                                                                      --------         --------

TOTAL CURRENT ASSETS                                                        21              (10)
                                                                      --------         --------

      TOTAL ASSETS                                                    $     21         $    (10)
                                                                      ========         ========

                  LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable                                                    $  2,110         $     50
  Loans payable                                                          4,081            3,881
                                                                      --------         --------

TOTAL CURRENT LIABILITIES                                                6,191            3,931
                                                                      --------         --------

      TOTAL LIABILITIES                                                  6,191            3,931

STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock, ($.0001 par value, 20,0000
   shares authorized; none issued and outstanding.)                         --               --
  Common stock ($.0001 par value, 80,000,000
   shares authorized; 1,121,000 shares issued and
   outstanding as of March 31, 2003 and
   June 30, 2002, respectively.)                                           112              112
  Paid-in capital                                                       12,988           12,988
  Deficit accumulated during development stage                         (19,270)         (17,041)
                                                                      --------         --------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                    (6,170)          (3,941)
                                                                      --------         --------
      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)              $     21         $    (10)
                                                                      ========         ========

                       See Notes to Financial Statements

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Operations
--------------------------------------------------------------------------------

                                                                                               August 26, 1998
                                     Nine Months    Nine Months   Three Months   Three Months    (inception)
                                        Ended          Ended          Ended         Ended          through
                                      March 31,      March 31,      March 31,     March 31,       March 31,
                                        2003           2002           2003           2002           2003
                                     ----------     ----------     ----------     ----------      --------
REVENUES
  Revenues                           $       --     $       --     $       --     $       --      $     --
                                     ----------     ----------     ----------     ----------      --------

TOTAL REVENUES                               --             --             --             --            --

GENERAL & ADMINISTRATIVE EXPENSES         2,229            629          2,121             36        19,270
                                     ----------     ----------     ----------     ----------      --------

TOTAL GENERAL & ADMINISTRATIVE
 EXPENSES                                 2,229            629          2,121             36        19,270
                                     ----------     ----------     ----------     ----------      --------

NET LOSS                             $   (2,229)    $     (629)    $   (2,121)    $      (36)     $(19,270)
                                     ==========     ==========     ==========     ==========      ========

BASIC LOSS PER SHARE                 $    (0.00)    $    (0.00)    $    (0.00)    $    (0.00)
                                     ==========     ==========     ==========     ==========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING            1,121,000      1,121,000      1,121,000      1,121,000
                                     ==========     ==========     ==========     ==========

                       See Notes to Financial Statements

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
            From August 26, 1998 (inception) through March 31, 2003
--------------------------------------------------------------------------------

                                                                                        Deficit
                                                                                      Accumulated
                                                             Common      Additional     During
                                              Common         Stock        Paid-in     Development
                                              Stock          Amount       Capital        Stage         Total
                                              -----          ------       -------        -----         -----
Stock issued for cash on August 26,
1998 @ $0.001 per share                     1,000,000       $   100       $   900      $     --       $  1,000

Stock issued from sale of private
placement (note 1) on February 17,
1999 @ $0.10 per share                        121,000            12        12,088            --         12,100

Net loss, August 26, 1998 (inception)
through June 30, 1999                          (5,628)       (5,628)

BALANCE, JUNE 30, 1999                      1,121,000           112        12,988        (5,628)         7,472
                                           ==========       =======       =======      ========       ========
Net loss, June 30, 2000                        (7,143)       (7,143)
                                           ----------       -------       -------      --------       --------

BALANCE, JUNE 30, 2000                      1,121,000           112        12,988       (12,771)           329
                                           ==========       =======       =======      ========       ========
Net loss, June 30, 2001                        (2,176)       (2,176)
                                           ----------       -------       -------      --------       --------

BALANCE, JUNE 30, 2001                      1,121,000           112        12,988       (14,947)        (1,847)
                                           ==========       =======       =======      ========       ========
Net loss, June 30, 2002                        (2,094)       (2,094)
                                           ----------       -------       -------      --------       --------

BALANCE, JUNE 30, 2002                      1,121,000           112        12,988       (17,041)        (3,941)
                                           ==========       =======       =======      ========       ========
Net loss, March 31, 2003                       (2,229)       (2,229)
                                           ----------       -------       -------      --------       --------

BALANCE, MARCH 31, 2003                     1,121,000       $   112       $12,988      $(19,270)      $ (6,170)
                                           ==========       =======       =======      ========       ========

                       See Notes to Financial Statements

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                                      August 26, 1998
                                               Nine Months   Nine Months   Three Months  Three Months   (inception)
                                                 Ended         Ended         Ended         Ended         through
                                                March 31,     March 31,     March 31,     March 31,      March 31,
                                                  2003          2002          2003          2002           2003
                                                --------      --------      --------      --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                             $ (2,229)     $   (629)     $ (2,121)     $    (36)      $(19,270)
  Amortization                                        --            --            --            --            351
  (Increase) decrease in organization costs           --            --            --            --           (351)
  Increase (decrease) in accounts payable          2,060            --         2,060            --          2,110
  Increase (decrease) in loans payable               200           671           100           100          4,081
                                                --------      --------      --------      --------       --------

     NET CASH PROVIDED BY (USED IN) OPERATING
      ACTIVITIES                                      31            42            39            64        (13,079)


CASH FLOWS FROM INVESTING ACTIVITIES

     NET CASH PROVIDED BY (USED IN) INVESTING
      ACTIVITIES                                      --            --            --            --             --

CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock                                        --            --            --            --            112
  Additional paid-in capital                          --            --            --            --         12,988
                                                --------      --------      --------      --------       --------
     NET CASH PROVIDED BY (USED IN) FINANCING
      ACTIVITIES                                      --            --            --            --         13,100
                                                --------      --------      --------      --------       --------

    NET INCREASE (DECREASE) IN CASH                   31            42            39            64             21

    CASH AT BEGINNING OF PERIOD                      (10)          134           (18)          112             --
                                                --------      --------      --------      --------       --------

    CASH AT END OF PERIOD                       $     21      $    176      $     21      $    176       $     21
                                                ========      ========      ========      ========       ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:

Interest paid                                   $     --      $     --      $     --      $     --
                                                ========      ========      ========      ========
Income taxes paid                               $     --      $     --      $     --      $     --
                                                ========      ========      ========      ========

                       See Notes to Financial Statements

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                              As of March 31, 2003

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated on August 26, 1998, under the laws of the State of Delaware, as Hornby International, Inc. The Company is engaged in the business of online proofreading and editing services, including copyediting, rewriting, format correction and copyrighting. The Company has no operations and in accordance with SFAS # 7, the Company is considered a development stage company.

On August 26, 1998, the Company issued 1,000,000 shares of its $0.0001 par value common stock for cash of $1,000.

On February 17, 1999 the Company completed a public offerings that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the securities Act and Regulation D promulgated thereunder. The Company sold 121,000 shares of common stock at a price of $0.10 per share for a total amount raised of $12,100.

As of March 31, 2003 the Company had 1,121,000 shares of common stock outstanding.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF ACCOUNTING

The financial statements have been prepared using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred. The Company has adopted a June 30, year-end.

B. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                              As of March 31, 2003

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

D. INCOME TAXES

Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

E. BASIC EARNINGS PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective August 26, 1998 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

NOTE 3. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 4. GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through sale of its securities through private placements.

                           HORNBY INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                              As of March 31, 2003


NOTE 5. INCOME TAXES

                                                                As of March 31,
                                                                     2003
                                                                   -------

     Deferred tax assets:
     Net operating tax carryforwards                               $ 2,891
     Other                                                               0
                                                                   -------
     Gross deferred tax assets                                       2,891
     Valuation allowance                                            (2,891)
                                                                   -------

     Net deferred tax assets                                       $     0
                                                                   =======

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 6. SCHEDULE OF NET OPERATING LOSSES

     1998 Net Operating Loss                                       $ (5,628)
     1999 Net Operating Loss                                         (7,143)
     2000 Net Operating Loss                                         (2,176)
     2001 Net Operating Loss                                         (2,094)
     2002 Net Operating Loss (3rd. Qtr.)                             (2,229)
                                                                   --------
     Net Operating Loss                                            $(19,270)
                                                                   ========

As of March 31, 2003, the Company has a net operating loss carryforward of approximately $ 19,270, which will expire 20 years from the date the loss was incurred.

NOTE 7. RELATED PARTY TRANSACTION

The Company's neither owns nor leases any real or personal property. A director without charge provides office services. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.